||||||| 08026499 |||||||

SECURIT: Washington, D.C. 20549 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67226

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Borealis Partners, LLC*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Stevens Rd

(No. and Street)

Cranston   *RI*   *02910*

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest P. Baptista, Jr   *401-261-6791*

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piccerelli Gilstein + Co. LLC

(Name – *if individual, state last, first, middle name*)

144 Westminster ST , *Providence* , *RI*   *02903*

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 20 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Ernest P. Baptista JR_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Borealis Partners, LLC , as
of _12/31_ , 20 _07_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____
Signature

_____
Title

_____
Notary Public

My Commission Exp. 7/31/2011

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Statements and Supplemental Information

Borealis Partners, LLC

December 31, 2007

BOREALIS PARTNERS, LLC

TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2007



PICCERELLI, GILSTEIN
& COMPANY, LLP

Certified Public Accountants and Consultants

144 Westminster St., Providence, R.I. 02903
401-831-0200   Fax: 401-331-8562
www.pgco.com

INDEPENDENT AUDITORS' REPORT

Borealis Partners, LLC
Cranston, Rhode Island

We have audited the accompanying statement of financial condition of Borealis Partners, LLC (a Rhode Island Limited Liability Company) as of December 31, 2007, and the related statements of operations and members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Borealis Partners, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 7 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2008

Piccerelli, Gilstein & Company LLP



William J. Piccerelli, CPA, CVA, ABV • Alan M. Gilstein, CPA, PFS • Richard J. Sullivan, CPA, MST
John M. Mathias, CPA, MST, CVA, ABV • Patricia A. Thompson, CPA, MST, PFS • Michael M. Tikoian, CPA, CNE, CITP
Frank R. DeLuca, CPA, MST, CFE, PFS • Sharon R. Kennedy, CPA • Kevin A. Papa, CPA, MST, CVA, ABV

BOREALIS PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS:	
Cash	$ 83,773
Commissions receivable	55,518
Total current assets	139,291
PROPERTY AND EQUIPMENT	2,078
Less accumulated depreciation	287
Property and equipment, net	1,791
Total assets	$ 141,082

LIABILITIES AND MEMBERS' EQUITY

Commissions payable	$ 45,000
Taxes payable	500
Accrued expenses	1,007
Total liabilities	46,507
Members' equity	94,575
Total liabilities and members' equity	$ 141,082

See notes to financial statements.

BOREALIS PARTNERS, LLC

STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE:	
Commission income	$ 1,467,034
Other income	35,000
Total revenue	1,502,034
OPERATING EXPENSES:	
Communications	2,830
Depreciation	287
Dues and subscriptions	680
Education and training	1,220
Employee compensation and commissions	1,540,524
Licenses and filing fees	1,394
Office	1,781
Professional fees	21,762
Travel	5,720
Taxes	500
Total operating expenses	1,576,698
NET LOSS	(74,664)
Members' equity, beginning of the year	169,239
MEMBERS' EQUITY, END OF THE YEAR	$ 94,575

BOREALIS PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (74,664)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	287
Increase in cash from changes in assets and liabilities:	
Commissions receivable	63,315
Commissions payable	45,000
Accrued expenses	997
Total adjustments	109,599
Net cash provided by operating activities	34,935

CASH FLOWS FROM INVESTING ACTIVITIES:

Payments for purchases of equipment	(2,078)
Increase in cash during the year	32,857
Cash, beginning of the year	50,916
CASH, END OF THE YEAR	$ 83,773

See notes to financial statements.

4

BOREALIS PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    General – Borealis Partners, LLC (Company) was formed October 3, 2005 as a limited liability company under Chapter 7-16 of the General Laws of Rhode Island. In accordance with the articles of organization, the duration of the Company is perpetual.

    The Company operates as a limited purpose broker/dealer offering private placement of limited partnership units, sold exclusively to insurance companies. The Company's primary source of revenue is commissions derived from the sale of the limited partnership units.

    Cash – The Company maintains cash balances at a commercial bank. Accounts at the bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash in this account at times exceeds $100,000.

    Commissions receivable – Commissions receivable are recorded at the amount management expects to collect from the commissions due as a broker/dealer. An allowance for doubtful accounts is deemed not necessary due to the nature of the service provided.

    Property and equipment – Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

    Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

    Income taxes – The Company has elected to be taxed as a partnership for income tax purposes. Under the Internal Revenue Code, the Company's income (losses) will be taxed at the member level; therefore, no provision for income taxes is reflected in the financial statements of the Company.

2. **PROPERTY AND EQUIPMENT**

At December 31, 2007, property and equipment consist of:

Computer equipment $2,078

3. **CONCENTRATIONS**

During 2007, 100% of commissions were derived from the sale of one product offered by Fixed Income Discount Advisory Company (FIDAC). At December 31, 2007, commissions receivable of $55,518 was due from FIDAC.

4. **NET CAPITAL REQUIREMENTS**

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $82,266, which was $77,266 in excess of its required net capital of $5,000.

5. **PROFIT SHARING PLAN**

The Company maintains a qualified 401(k) profit sharing plan covering all employees who have attained age 21. Under the plan, employees may elect to defer a percentage of their compensation each year, subject to Internal Revenue Service limits. The Company's contribution to the plan is comprised of a discretionary matching contribution and a discretionary profit sharing contribution, determined on an annual basis by the Company. During 2007, the Company contributions to the plan totaled $2,775.

BOREALIS PARTNERS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2007

AGGREGATE INDEBTEDNESS:		
Total liabilities	$	46,507
Total aggregate indebtedness	$	46,507
NET CAPITAL:		
Credit items:		
Members' equity	$	94,575
Deduct nonallowable assets:		
Commissions receivable		10,518
Equipment		1,791
Net capital	$	82,266
Capital requirements:		
Minimum dollar requirement	$	5,000
Net capital exceeding requirements		77,266
Net capital	$	82,266
Percentage of aggregate indebtedness to net capital		56.53%

BOREALIS PARTNERS, LLC

RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PER
AUDIT REPORT TO CLIENT'S FOCUS REPORT
DECEMBER 31, 2007

Aggregate indebtedness per audit report	$	46,507
Aggregate indebtedness per Focus Report		46,507
Audit adjustment to accounts payable	$	-
Net capital per audit report	$	82,266
Net capital per Focus Report		82,266
Audit adjustment to accounts payable	$	-

BOREALIS PARTNERS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2007

This company claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

BOREALIS PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
DECEMBER 31, 2007

This company claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.



PICCERELLI, GILSTEIN & COMPANY, LLP

Certified Public Accountants and Consultants

144 Westminster St., Providence, R.I. 02903
401-831-0200   Fax: 401-331-8562
www.pgco.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Borealis Partners, LLC
Cranston, Rhode Island

In planning and performing our audit of the financial statements of Borealis Partners, LLC (Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with

BDO
SEIDMAN
ALLIANCE.

William J. Piccerelli, CPA, CVA, ABV • Alan M. Gilstein, CPA, PFS • Richard J. Sullivan, CPA, MST
John M. Mathias, CPA, MST, CVA, ABV • Patricia A. Thompson, CPA, MST, PFS • Michael M. Tikoian, CPA, CNE, CITP
Frank R. DeLuca, CPA, MST, CFE, PFS • Sharon R. Kennedy, CPA • Kevin A. Papa, CPA, MST, CVA, ABV

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2008

Ceccelli Delotein / Company LLP

END